FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                              20-F or Form 40-F.)
                      Form 20-F __X__       Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commis sion pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )
                              Yes ____    No __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         An announcement on progress updates of proposed projects made on August 17, 2004, in English by Huaneng Power International Inc.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                       [HUANENG POWER INTERNATIONAL, INC.
                             LOGO GRAPHIC OMITTED]
          (a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 902)

                     Progress updates of proposed projects

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Huaneng Power International, Inc. has obtained approvals from the State Council regarding its project proposals for its Yingkou Power Plant Phase II and Qinbei Power Plant Phase II as well as the feasibility study report on Taicang Power Plant Phase II.
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This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") has obtained approvals from the State Council regarding its project proposals for Yingkou Power Plant Phase II and Qinbei Power Plant Phase II as well as the feasibility study report on Taicang Power Plant Phase II.

The Huaneng Yingkou Power Plant Phase II project, located in Yingkou City, Liaoning Province, is proposed to build two 600 MW domestic supercritical coal-fired generating units and will be installed with flue gas desulfurization facilities. According to the calculations based on the pricing level of 2002, the investment amount (including financial cost) of this project is estimated to be approximately RMB4.5 billion, 20% of which is equity capital to be funded by the Company's internal cash resources, with the remaining amount to be funded by bank loans.

The Huaneng Qinbei Power Plant Phase II project, located in Jiyuan City, Henan Province, is proposed to build two 600 MW supercritical coal-fired generating units and will be installed with flue gas desulfurization facilities. According to the calculations based on the pricing level of 2003, the investment amount (including financial cost) of this project is estimated to be approximately RMB4.489 billion, 20% of which will be in form of equity capital injection while the Company will contribute 60% of such in accordance with its shareholding in the power plant. The Company will be funded by its internal cash resources. The remaining part of investment amount will be funded by bank loans.

The Huaneng Taicang Power Plant Phase II project, located at Taicang City, Jiangsu Province, is proposed to build two 600 MW domestic supercritical coal-fired generating units and will be installed with flue gas desulfurization facilities. According to the calculations based on the pricing level of 2002, the investment amount (including financial cost) of the project is estimated to be approximately RMB4.446 billion, 25% of which will be in form of equity capital injection while the Company will contribute 75% of such in accordance with its shareholding in the power plant. The Company will be funded by its internal cash resources. The remaining part of the investment amount will be funded by bank loans.

Further announcement will be made by the Company in due course for compliance with the Listing Rules.

                                                   By Order of the Board
                                              HUANENG POWER INTERNATIONAL, INC.
                                                       HUANG LONG
                                                    Company Secretary

As at the date hereof, the Board comprise Messrs. Li Xiaopeng, Wang Xiaosong, Ye Daji, Huang Jinkai, Liu Jinlong, Shan Qunying, Yang Shengming, Xu Zujian as non-executive directors and Messrs Gao Zongze, Zheng Jianchao, Qian Zhongwei and Xia Donglin as independent directors.

Beijing, the PRC
17th August 2004

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                   HUANENG POWER INTERNATIONAL, INC.

                                   By  /s/ Wang Xiaosong
                                       ---------------------
                                   Name:    Wang Xiaosong
                                   Title:   Vice Chairman




Date:     August 17, 2004